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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*

                              IXL Enterprises Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    450718101
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      | | Rule 13d-1(b)

      | | Rule 13d-1(c)

      |X| Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)
                               Page 1 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101




1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC)
     13-337-6808
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
         -----------------------------------------------------------------------
      (b)
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power     7,939,427
  Beneficially Owned
  by Each Reporting
  Person With:
--------------------------------------------------------------------------------
                           6.     Shared Voting Power

                           -----------------------------------------------------
                           7.     Sole Dispositive Power     7,939,427
                           -----------------------------------------------------
                           8.     Shared Dispositive Power

--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person      7,939,427
--------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)       8.2%
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
OO

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)

                               Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person.

ITEM 1.

(A)      NAME OF ISSUER:

         IXL Enterprises Inc.

(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1888 Emery St. NW
         Atlanta, GA  30318

ITEM 2.

(A)      NAME OF PERSON FILING:

         J.P. Morgan Partners (23A SBIC), LLC

         Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         1221 Avenue of the Americas
         New York, New York  10020

(C)      CITIZENSHIP:

         Delaware

(D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

         Common Stock

(E)      CUSIP NUMBER:

         450718101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13D-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

(A)      AMOUNT BENEFICIALLY OWNED:

         7,939,427

(B)      PERCENT OF CLASS:

         8.2% (as of December 31, 2001)



SEC 1745 (3-98)

                               Page 3 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101

(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)      7,939,427
(ii)     Not applicable.
(iii)    7,939,427
(iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities. Pursuant to an Amendment to the Agreement governing the operation and management of the program that became effective as of July 1, 2001, the parties agreed to cease making new investments and to liquidate existing investments in an orderly fashion.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable


SEC 1745 (3-98)

                               Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

                               J.P. MORGAN PARTNERS (23A SBIC), LLC

                               By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                                   its Managing Member



                               By: /s/ JEFFREY C. WALKER
                               ------------------------------------------------
                                   Name: Jeffrey C. Walker
                                   Title: President


SEC 1745 (3-98)

                               Page 5 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101


                                  EXHIBIT 2(a)

ITEM 2.  IDENTITY AND BACKGROUND.

                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.



SEC 1745 (3-98)

                               Page 6 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101

                                   SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

-----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)

                               Page 7 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101


                                   DIRECTORS(1)

                               Jeffrey C. Walker*





----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)

                               Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101

                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                               EXECUTIVE OFFICERS(1)

  Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
  Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
  Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
        Services and Management and Private Banking

  Director of Human Resources                                                John J. Farrell*
  Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
  Vice Chairman                                                              Thomas B. Ketchum*
  Director of Corporate Marketing and Communications                         Frederick W. Hill*
  Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
  Vice Chairman                                                              James B. Lee Jr. *
  General Counsel                                                            William H. McDavid*
  Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
  Vice Chairman                                                              Jeffrey C. Walker**
  Executive Vice President; General Auditor                                  William J. Moran*
  Chief Financial Officer                                                    Dina Dublon*
  Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
  Managing Director; Corporate Treasurer                                     David B. Edelson*
  Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
  Corporate Secretary                                                        Anthony James Horan*
  Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
  Controller                                                                 Joseph L. Scalfani*
  Assistant Corporate Secretary                                              James C. Berry*

                                   DIRECTORS(1)

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                       Retired Chairman of the Board and
                                        Chief Executive Officer
                                        Deere & Company
                                        One John Deere Place
                                        Moline, IL 61265

--------------------------------------------------------------------------------
 Riley P. Bechtel                       Chairman and Chief Executive Officer
                                        Bechtel Group, Inc.
                                        P.O. Box 193965
                                         San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, New York  10019
--------------------------------------------------------------------------------

(1)  Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


SEC 1745 (3-98)

                               Page 9 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101


                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                    Chairman of the Board
                                        Honeywell International
                                        P.O. Box 3000
                                        Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                       Chairman of the Board
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                     Retired Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                         President and Trustee
                                        American Museum of Natural History
                                        Central Park West at 79th Street
                                        New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.               Chairman of the Board and Chief
                                          Executive Officer
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        Four Times Square
                                        New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                         Chairman of the Board and Chief
                                          Executive Officer
                                        Exxon Mobil Corporation
                                        5959 Las Colinas Boulevard
                                        Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                       Chairman of the Board
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                          Chief Executive Officer
                                        U.S. Olympic Committee
                                        One Olympic Plaza
                                        Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                    Professor of Business Administration and
                                          Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------



SEC 1745 (3-98)

                              Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101

                                   SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)

          Chairman of the Board and Chief Executive Officer                              William B. Harrison Jr.*
          Vice Chairman; Co-Chief Executive Officer, Investment Bank                     Geoffrey T. Boisi *
          Vice Chairman; Head of Retail and Middle Market, Financial                     David A. Coulter*
                Services and Management and Private Banking
          Director of Human Resources                                                    John J. Farrell*
          Vice Chairman; Chairman, Investment Bank                                       Walter A. Gubert*
          Vice Chairman                                                                  Thomas B. Ketchum*
          Director of Corporate Marketing and Communications                             Frederick W. Hill*
          Vice Chairman; Co-Chief Executive Officer, Investment Bank                     Donald H. Layton*
          Vice Chairman                                                                  James B. Lee Jr. *
          General Counsel                                                                William H. McDavid*
          Vice Chairman; Head of Finance, Risk Management and Administration             Marc J. Shapiro*
          Vice Chairman                                                                  Jeffrey C. Walker**
          Executive Vice President; General Auditor                                      William J. Moran*
          Chief Financial Officer                                                        Dina Dublon*
          Executive Vice President; Head of Market Risk Management                       Lesley Daniels Webster*
          Managing Director; Corporate Treasurer                                         David B. Edelson*
          Managing Director; Head of Credit Risk Policy                                  Suzanne Hammett*
          Corporate Secretary                                                            Anthony James Horan*
          Senior Vice President; Chief Compliance Officer                                Gregory S. Meredith*
          Controller                                                                     Joseph L. Scalfani*
          Assistant Corporate Secretary                                                  James C. Berry*

                                   DIRECTORS(1)

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                       Retired Chairman of the Board and
                                          Chief Executive Officer
                                        Deere & Company
                                        One John Deere Place
                                        Moline, IL 61265

--------------------------------------------------------------------------------
 Riley P. Bechtel                       Chairman and Chief Executive Officer
                                        Bechtel Group, Inc.
                                        P.O. Box 193965
                                        San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, New York  10019
--------------------------------------------------------------------------------

(1)  Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

SEC 1745 (3-98)

                              Page 11 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  IXL Enterprises Inc.                              CUSIP NO.:  450718101

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                    Chairman of the Board
                                        Honeywell International
                                        P.O. Box 3000
                                        Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                       Chairman of the Board
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                     Retired Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                         President and Trustee
                                        American Museum of Natural History
                                        Central Park West at 79th Street
                                        New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.               Chairman of the Board and Chief
                                          Executive Officer
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        Four Times Square
                                        New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                         Chairman of the Board and Chief
                                          Executive Officer
                                        Exxon Mobil Corporation
                                        5959 Las Colinas Boulevard
                                        Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                       Chairman of the Board
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                          Chief Executive Officer
                                        U.S. Olympic Committee
                                        One Olympic Plaza
                                        Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                    Professor of Business Administration
                                          and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

SEC 1745 (3-98)

                              Page 12 of 12 Pages